UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

BJ’s Restaurants, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

09180C106
(CUSIP Number)

Patrick Walsh
PW Partners Atlas Funds, LLC
141 W. Jackson Blvd., Suite 300
Chicago, Illinois 60604
(312) 347-1709

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09180C106

1	NAME OF REPORTING PERSON PW Partners Atlas Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 655,777
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 655,777
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C106

1	NAME OF REPORTING PERSON PW Partners Atlas Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,221
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C106

1	NAME OF REPORTING PERSON PW Partners Atlas Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,556
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,556
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C106

1	NAME OF REPORTING PERSON PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 699,554
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 699,554
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 699,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 09180C106

1	NAME OF REPORTING PERSON PW Partners Master Fund (QP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C106

1	NAME OF REPORTING PERSON PW Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 09180C106

1	NAME OF REPORTING PERSON PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 745,554
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 745,554
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 745,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 09180C106

1	NAME OF REPORTING PERSON Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,204
	8	SHARED VOTING POWER 745,554
	9	SOLE DISPOSITIVE POWER 18,204
	10	SHARED DISPOSITIVE POWER 745,554
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 763,758
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 09180C106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by PW Partners Atlas Fund II LP, a Delaware limited partnership (“Atlas Fund II”), PW Partners Atlas Fund III LP, a Delaware limited partnership (“Atlas Fund III”), PW Partners Atlas Fund LP, a Delaware limited partnership (“Atlas Fund I”), PW Partners Master Fund (QP) LP, a Delaware limited partnership (“Master Fund QP”), PW Partners Atlas Funds, LLC, a Delaware limited liability company (“Atlas Fund GP”), PW Partners, LLC, a Delaware limited liability company (“PW Master Fund GP”), PW Partners Capital Management LLC, a Delaware limited liability company (“PW Capital Management”), and Patrick Walsh.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Atlas Fund GP is the general partner of each of Atlas Fund II, Atlas Fund III and Atlas Fund I. By virtue of these relationships, Atlas Fund GP may be deemed to beneficially own the Shares owned directly by Atlas Fund II, Atlas Fund III and Atlas Fund I.

PW Master Fund GP is the general partner of Master Fund QP. By virtue of this relationship, PW Master Fund GP may be deemed to beneficially own the Shares owned directly by Master Fund QP.

PW Capital Management acts as the investment manager with respect to each of Atlas Fund II, Atlas Fund III, Atlas Fund I and Master Fund QP, as well as a managed account separately managed by PW Capital Management (the “Separately Managed Account”). Mr. Walsh is the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management. By virtue of these relationships, each of PW Capital Management and Mr. Walsh may be deemed to beneficially own the Shares owned directly by Atlas Fund II, Atlas Fund III, Atlas Fund I and Master Fund QP and held in the Separately Managed Account.

(b)           The business address of each Reporting Person is 141 W. Jackson Blvd., Suite 1702, Chicago, IL 60604.

(c)           The principal business of each of Atlas Fund II, Atlas Fund III, Atlas Fund I and Master Fund QP is investing in securities.  The principal business of Atlas Fund GP is serving as the general partner of each of Atlas Fund II, Atlas Fund III and Atlas Fund I. The principal business of PW Master Fund GP is serving as the general partner of Master Fund QP. The principal business of PW Capital Management is serving as the investment manager with respect to each of Atlas Fund II, Atlas Fund III, Atlas Fund I and Master Fund QP. The principal occupation of Mr. Walsh is serving as the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management.

CUSIP NO. 09180C106

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Atlas Fund II, Atlas Fund III, Atlas Fund I, Master Fund QP, Atlas Fund GP, PW Master Fund GP and PW Capital Management is organized under the laws of the State of Delaware. Mr. Walsh is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares acquired by each of Atlas Fund II, Atlas Fund III, Atlas Fund I and Master Fund QP and held in the Separately Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 655,777 Shares directly owned by Atlas Fund II is approximately $18,794,569, including brokerage commissions. The aggregate purchase price of the 36,221 Shares directly owned by Atlas Fund III is approximately $1,439,060, including brokerage commissions.  The aggregate purchase price of the 7,556 Shares directly owned by Atlas Fund I is approximately $205,070, including brokerage commissions.  The aggregate purchase price of the 3,000 Shares directly owned by Master Fund QP is approximately $135,750, including brokerage commissions.  The aggregate purchase price of the 43,000 Shares held in the Separately Managed Account is approximately $1,956,930, including brokerage commissions.

The Shares purchased by Mr. Walsh were purchased with personal funds. The aggregate purchase price of the 15,200 Shares directly purchased by Mr. Walsh is approximately $399,043, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 24,100,968 Shares outstanding as of February 19, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2016.

As of the close of business on February 26, 2016, Atlas Fund II owned directly 655,777 Shares, Atlas Fund III owned directly 36,221 Shares, Atlas Fund I owned directly 7,556 Shares, Master Fund QP owned directly 3,000 Shares, 43,000 Shares were held in the Separately Managed Account and Mr. Walsh beneficially owned directly 18,204 Shares (including 2,233 Shares underlying options exercisable within sixty days of the date hereof and 771 Shares of restricted stock awarded to him in his capacity as a director of the Issuer), constituting approximately 2.7%, less than 1%, less than 1%, less than 1%, less than 1% and less than 1%, respectively, of the Shares outstanding.

CUSIP NO. 09180C106

Atlas Fund GP, as the general partner of each of Atlas Fund II, Atlas Fund III and Atlas Fund I, may be deemed to beneficially own the 699,554 Shares directly owned in the aggregate by Atlas Fund II, Atlas Fund III and Atlas Fund I, constituting approximately 2.9% of the Shares outstanding.

PW Master Fund GP, as the general partner of Master Fund QP, may be deemed to beneficially own the 3,000 Shares directly owned by Master Fund QP, constituting less than 1% of the Shares outstanding.

PW Capital Management, as the investment manager with respect to each of Atlas Fund II, Atlas Fund III, Atlas Fund I, Master Fund QP and the Separately Managed Account may be deemed to beneficially own the 745,554 Shares directly owned in the aggregate by Atlas Fund II, Atlas Fund III, Atlas Fund I and Master Fund QP and held in the Separately Managed Account, constituting approximately 3.1% of the Shares outstanding.

Mr. Walsh, as the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management, may be deemed to beneficially own the 745,554 Shares beneficially owned in the aggregate by Atlas Fund GP, PW Master Fund GP and PW Capital Management, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 763,758 Shares or approximately 3.2% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)           Each of Atlas Fund II, Atlas Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by Atlas Fund II.

Each of Atlas Fund III, Atlas Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by Atlas Fund III.

Each of Atlas Fund I, Atlas Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by Atlas Fund I.

Each of Master Fund QP, PW Master Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by Master Fund QP.

Each of PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held in the Separately Managed Account.

CUSIP NO. 09180C106

Mr. Walsh may be deemed to have the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by him and to be owned directly by him upon the exercise of his options.

(c)           Schedule A attached hereto reports all open market transactions in the securities of the Issuer by the Reporting Persons during the past 60 days. On January 15, 2016, Mr. Walsh received non-qualified stock options to acquire 2,787 Shares at a price of $42.41 per Share and restricted stock units representing a contingent right to receive 943 Shares in his capacity as a director of the Issuer. PW Partners Master Fund LP internally transferred 14,085 Shares to its affiliate Atlas Fund III for no consideration.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           As of February 24, 2016, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

CUSIP NO. 09180C106

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 29, 2016

PW PARTNERS ATLAS FUND II LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUND III LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUND LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS MASTER FUND (QP) LP

By:	PW Partners, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

CUSIP NO. 09180C106

PW PARTNERS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

/s/ Patrick Walsh
PATRICK WALSH

CUSIP NO. 09180C106

SCHEDULE A

Transactions in the Shares of the Issuer During the Past 60 Days

Class of Security	Shares (Sold)	Price ($)	Date of Sale

PW PARTNERS ATLAS FUND II LP

Common Stock	(240,539)	43.3600	02/24/2016
Common Stock	(10,000)	43.4100	02/25/2016
Common Stock	(255,764)	43.4900	02/25/2016
Common Stock	(68,629)	44.9096	02/26/2016

PW PARTNERS ATLAS FUND LP

Common Stock	(10,000)	43.5600	02/25/2016
Common Stock	(1,980)	43.5900	02/25/2016
Common Stock	(10,414)	44.9096	02/26/2016

PW PARTNERS ATLAS FUND III LP

Common Stock	(5,000)	43.5500	02/25/2016
Common Stock	(10,414)	44.9096	02/26/2016